                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                   Sonat Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    835415000
                                 --------------
                                 (CUSIP Number)



                                  Joseph Romano
                               Two Houston Center
                             909 Fannin, Suite 2910
                              Houston, Texas 77010
                                 (713) 739-0836


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 26, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 835415000


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Michael Zilkha
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  9,219,664 shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  9,219,664 shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,219,664 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4% (based upon the number of shares outstanding on January 30, 1998, as reported on the Issue's 1997 Form 10-K)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D



                              - Page 2 of 7 Pages -

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                             INTRODUCTORY STATEMENT

          On January 30, 1998, as a result of the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 22, 1997, between Sonat Inc. (the "Company") and Zilkha Energy Company, a Delaware corporation, Michael Zilkha (the "Reporting Person"), the Selim K. Zilkha Trust and the Selim K. Zilkha (1996) Annuity Trust (the "Annuity Trust") received an aggregate of 24,158,380 shares of common stock, par value $1.00 per share, of the Company ("Company Common Stock"). On February 3, 1998, the Reporting Person, the Selim K. Zilkha Trust and the Annuity Trust jointly filed Amendment No. 1 to Schedule 13D with the Securities and Exchange Commission reporting their acquisition of such shares and terminating their status as a "group" for purposes of Section 13D. The Annuity Trust was a grantor retained annuity trust and pursuant to its terms, was terminated on March 29, 1998, pending distribution of the shares of Company Common Stock and cash held by the trust. As a result of the termination of the Annuity Trust, on May 26, 1998, 1,123,259 of the 1,135,038 shares of Company Common Stock owned by the Annuity Trust were distributed to the Reporting Person, and the remaining 11,779 shares of Company Common Stock were distributed to Selim K. Zilkha. This Amendment No. 2 to Schedule 13D is being filed by the Reporting Person individually to report his acquisition of such shares of Company Common Stock as a result of the termination of the Annuity Trust, his acquisition of 2,000 restricted shares of Company Common Stock on April 1, 1998 pursuant to the Company's Restricted Stock Plan for Directors, as well as his sale of 500,000 shares of Company Common Stock during April 1998.

          Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on Amendment No. 1 to this
Schedule 13D, including information with respect to the persons other than the Reporting Person.

ITEM 2.        IDENTITY AND BACKGROUND

          The information required to be filed in response to paragraphs (a),
(b) and (c) of Item 2 with respect to the Reporting Person is hereby amended and restated as set forth on Schedule I.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is hereby supplemented as follows:

          As a result of the termination of the Annuity Trust, the Reporting Person, as a beneficiary of the Annuity Trust at the time it was terminated, received 1,123,259 shares of Company Common Stock on May 26, 1998. No consideration was paid by the Reporting Person in order to acquire such shares.



                              - Page 3 of 7 Pages -

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ITEM 4.        PURPOSE OF TRANSACTION

          Item 4 is hereby supplemented to include the following:

          On March 29, 1998, the annuity period of the Annuity Trust expired. As a result, the Reporting Person, as a beneficiary of the Annuity Trust at the time it was terminated, received 1,123,259 shares of Company Common Stock on May 26, 1998. These shares, together with the Reporting Person's acquisition of 2,000 shares of Company Common Stock and sale of 500,000 shares of Company Common Stock during April 1998, are the subject of this Amendment No. 2 to
Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated only with respect to the Reporting Person's interest in securities of the Company as follows:

          (a) The Company reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 that it had outstanding on January 30, 1998 an aggregate of 109,960,050 shares of Company Common Stock. As of the date of this Amendment No. 2 to Schedule 13D, the Reporting Person beneficially owns 9,219,664 shares, or approximately 8.4% of the outstanding shares of Company Common Stock.

          (b) The number of shares of Company Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover page of this Amendment No. 2 to
Schedule 13D, and such information is incorporated herein by reference.

          (c) On April 1, 1998, the Reporting Person was granted 2,000 restricted shares of Company Common Stock pursuant to the Company's Restricted Stock Plan for Directors. During April 1998, the Reporting Person sold an aggregate of 500,000 shares of Company Common Stock in open market transactions on the New York Stock Exchange. More detailed information regarding such transactions, including the dates thereof, the amounts sold and the prices at which such shares were sold, is set forth in Schedule II attached hereto.

          (d) The Reporting Person has the right to receive the dividends from, and the proceeds from the sale of, the shares of Company Common Stock reported by such person on the cover page of this Amendment No. 2 to Schedule 13D.

          (e) Not applicable.

                              - Page 4 of 7 Pages -

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 27, 1998


                                     /s/ MICHAEL ZILKHA
                                     --------------------------------------
                                     Michael Zilkha






                              - Page 5 of 7 Pages -

                                   SCHEDULE I


NAME                       BUSINESS ADDRESS                        OCCUPATION
----                       ----------------                        ----------
Michael Zilkha             Two Houston Center                      Investor
                           909 Fannin, Suite 2910
                           Houston, Texas 77010




                              - Page 6 of 7 Pages -
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                                   SCHEDULE II


DATE                         NUMBER OF SHARES SOLD                     PRICE
----                         ---------------------                     -----
4/30/98
4/30/98                               31,700                          43 1/4
4/30/98                               12,500                          43 5/16
4/30/98                                4,000                          43 3/8
4/29/98                                1,800                          43 1/2
4/29/98                               26,500                          42 7/8
4/29/98                               67,200                          43 1/8
4/29/98                                5,000                          43 1/16
4/28/98                              227,800                          43
4/28/98                               54,000                          43
                                      69,500                          42 7/8




                              - Page 7 of 7 Pages -